[TELEMIG CELULAR PARTICIPACOES S.A. logo]

Joao Cox                   Leonardo Dias                   Isabel Vieira
Chief Financial Officer    Investor Relations Manager      Vice President
Jcox@telepart.com.br       Ldias@telepart.com.br           Isabel.vieira@tfn.com
(55 61) 429-5600           (55 61) 429 - 5673              (212) 807-5110

================================================================================


                   TELEMIG CELULAR PARTICIPACOES S.A. REPORTS
                           THIRD QUARTER 2002 RESULTS

o EBITDA margin of 44.9% of service revenues for the quarter
o Client base increased by 18.1% year-over-year
o Bad debt at 1.3% of net service revenues for the quarter
o YTD positive free cash flow of R$218 million


Brasilia, October 29, 2002 - Telemig Celular Participacoes S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the provider of cellular telecommunications services in the State of Minas Gerais, today announced its third quarter 2002 results. The Company registered 76,761 new customers for the quarter, increasing the client base to 1,808,600. EBITDA reached R$98.7 million in 3Q02, representing 44.9% of service revenues.

Operating Highlights:

76,761 new customers in 3Q02        The Company's customer base reached
                                    1,808,600 during the third quarter of 2002.
                                    Quarter-over-quarter, this represents a 4.4% increase. Year-over-year, this represents an
                                    18.1% increase in the client base. Net
                                    additions amounted to 76,761 for the
                                    quarter.

                                    For the third quarter of 2002, prepaid net additions were 99,212, bringing the total prepaid base to 1,152,321 or 64% of the total base. The postpaid base decreased by 22,451 customers, ending the quarter with 656,279 customers, or 36% of the total base.

                                        Client Base (in thousands)

          3rd Quarter   4th Quarter   1st Quarter    2nd Quarter   3rd Quarter
              2001          2001         2002           2002           2002

Postpaid       745           746          712            679            656
Prepaid        786           924          964          1,053          1,152
             -----         -----        -----          -----          -----
Total        1,531         1,670        1,675          1,732          1,809

                                    For the third quarter of 2002, the blended annualized churn rate was 37%. The postpaid annualized churn rate for 3Q02 decreased to 28% from the 31% reported in the previous quarter. The Company expects the postpaid churn rate to increase slightly during the last quarter of the year.

High prepaid churn rates            The prepaid annualized churn rate for the
                                    quarter was 42%. This rate 1 remains high as result of poor quality client acquisitions that resulted from the 2001 Christmas sales campaign that ran from November 2001 to January 2002 and from the Mothers' day campaign that ran from April to May of this year. The Company anticipates a slight decrease in the prepaid churn rate for the fourth quarter of 2002.

Net service revenues of R$220.0     Net service revenues totaled R$220.0
million for the 3Q02                million, increasing by R$6.5 million or 3%
                                    when compared to the previous quarter. Net equipment revenues totaled R$19.9 million, an increase of R$5.3 million or 37% over the 2Q02. This difference stemmed from higher acquisitions during the quarter associated with increased sales efforts, which resulted from the entrance of a new competitor.

                                    Total net revenues for the quarter were
                                    R$239.9 million, representing an R$11.8
                                    million or 4% increase when compared to
                                    2Q02.

                                    For the 3Q02, handset subsidies for client acquisition were R$1.8 million or R$7.5 per gross addition as compared to R$1.0 million or R$4.9 per gross addition in the 2Q02.

Cost of services of R$50.9 million  Cost of services for the third quarter of
for the 3Q02                        2002 totaled R$50.9 million, remaining
                                    stable when compared to the R$50.5 million registered in the previous quarter.

                                    Selling and Marketing expenses for the
                                    quarter totaled R$47.2 million, an increase of R$4.6 million, or 11%, when compared to 2Q02. This increase was primarily the result of higher retention expenses reported for the period, higher commissions related to increased sales, and to an adjustment on handset inventory to reflect its fair market value (R$3.0 million).

Customer acquisition cost           Customer acquisition cost for the third
remained at low level               quarter of 2002 decreased to R$100 from the
                                    R$107 reported in the previous quarter.

                                    Retention costs for the 3Q02 represented
                                    9.0% of net service revenues, remaining
                                    stable when compared the 8.9% recorded in the 2Q02.

                                    G&A expenses totaled R$18.5 million,
                                    increasing by R$1.4 million or 8.3% when compared to the R$17.1 million registered in the previous quarter. This increase can be primarily attributed to an one-time severance payment.

                                                Bad Debt (%)

          3rd Quarter   4th Quarter   1st Quarter    2nd Quarter   3rd Quarter
              2001          2001         2002           2002           2002

% of net
service
revenues      3.9%          3.0%         3.3%           2.4%           1.3%

% of total
net revenue   3.6%          2.7%         3.1%           2.3%           1.2%


owest bad debt level ever           Bad debt decreased to 1.3% of net service
                                    revenues when compared to the 2.4%
                                    registered in the previous quarter. When calculated against total net revenues, bad debt was 1.2%, compared to the 2.3% reported in the previous quarter. The strong reduction reflects the success of a 2000/2001 receivables recovery campaign
                                    (R$0.8 million) that was implemented in
                                    August 2002.

Postpaid ARPU increased to R$70     Postpaid MOU (minutes of use) for 3Q02
and prepaid ARPU remained stable    totaled 180, representing a 4% increase when
at R$21                             compared to the 174 registered in the
                                    previous quarter. This increase is
                                    consistent with our strategy to place
                                    clients in the most suitable plan. As a
                                    result, postpaid ARPU increased to R$70 for 3Q02 compared to the R$68 registered in the second quarter of the year. It should be noted that the Company's blended ARPU has remained in the R$64-R$70 range for the last
                                    15 quarters.

                                    Prepaid MOU remained stable at 67 compared to the previous quarter. Consequently, prepaid ARPU was unchanged at R$21.

                                                    ARPU (R$)

          3rd Quarter   4th Quarter   1st Quarter    2nd Quarter   3rd Quarter
              2001          2001         2002           2002           2002

Postpaid       67            65           64             68             70
Prepaid        22            22           20             21             21
Blended        44            42           39             40             40

                                    The blended ARPU remained stable at R$40 compared to the second quarter of 2002.

Market share estimated at 68%       Market share was estimated at 68% compared
                                    to the 71% registered in the previous
                                    quarter as a result of the entrance of a new competitor. Gross sales share for 3Q02 was an estimated 53%.

                                                EBITDA (R$ mm)

            3rd Quarter   4th Quarter   1st Quarter    2nd Quarter   3rd Quarter
                2001          2001         2002           2002           2002

EBITDA          88.2         108.9         98.7           97.2            98.7
EBITDA Margin   43.3%         52.2%        47.7%          45.5%           44.9%


EBITDA margin of 44.9% of service   EBITDA and EBITDA margin (excluding
revenues for the 3Q02               handsets) for the third quarter of 2002
                                    reached R$98.7 million and 44.9%,
                                    respectively, compared to the R$97.2 million and 45.5% registered in the previous quarter. Year-over-year this represents an increase of 12%. Year-to-date EBITDA and EBITDA margin reached R$294.6 million and 46.0%, respectively.

Depreciation and Amortization       For the 3Q02, depreciation and amortization
                                    reached R$52.2 million, increasing by R$5.2 million when compared the previous quarter.
                                    The difference is primarily due to the
                                    acceleration of the depreciation of the
                                    billing system that will be replaced by
                                    year-end.

Net financial expenses of R$60
million for the quarter

                                                                  R$ millions
                                    --------------------------------------------

                                                                 3Q02       YTD

                                    Interest Expenses a          29.7      69.8

                                    Interest Income b          (179.8)   (281.1)

                                    Foreign Exchange Loss c     210.4     318.1
                                                                -----     -----

                                    NET FINANCIAL EXPENSES       60.3     106.9

                                    Note: a) Interest expense: includes
                                    financial expenses related to debt, loss on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gain on hedging operations (if any); and, c) Foreign exchange loss: exclusively reflects currency devaluation changes on debt principal and interest payable.

                                    Detailed Financial Expenses Information (net of taxes*)


                                                                 R$ millions
                                                            --------------------
                                                              3Q02          YTD

                 Expenses related to debt denominated in
                 foreign currency                            223.7        350.5

                 Gains on hedging operations                 148.6        208.5
                                                             -----        -----

                    Sub-total                                 75.1        141.9

                 Expenses related to debt denominated in
                 Reais                                         6.3         19.4
                                                             -----        -----
                 Financial expenses (debt related)            81.4        161.3

                 Net financial expenses (not related to
                 debt)**                                       1.7          2.3
                                                             -----        -----
                    Sub-total                                 83.1        163.6

                 Interest income - cash investing
                 activities                                   22.7         56.7
                                                             -----        -----
                 NET FINANCIAL EXPENSES                       60.3        106.9

                 *  Net of PIS/COFINS on interest income.

                 ** Net Financial expenses not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.


Total debt reached                  As of September 30, 2002, total debt was
R$955.5 million                     R$955.5 million, with 81% denominated in
                                    foreign currencies (70% denominated in US
                                    Dollars and 11% denominated in a currency basket index from the BNDES). From the US dollar denominated debt, 88% was hedged at the end of the third quarter. From total debt denominated in foreign currency, 76% was hedged. The Company's indebtedness was partially offset by cash and cash equivalents (R$543.8 million) and accounts receivable from hedging operations (R$222.1 million), resulting in net debt of R$189.7 million.

Net loss of R$3.8 million           Net loss for the 3Q02 totaled R$3.8 million,
                                    or R$0.223 per ADS (R$0.011 per thousand shares). It is important to note that the acceleration of the depreciation (R$2.6 million - net of taxes) and the net foreign exchange loss (R$37.1 million - net of taxes) have adversely impacted the 3Q02 net results by R$39.7 million.

Investments totaled                 During the third quarter of 2002, Telemig
R$36.4 million in the 3Q02          Celular's capital expenditures were R$36.4
                                    million. Year-to-date investments totaled
                                    R$60.5 million. It should be noted that
                                    reduced capital expenditures has not
                                    impacted the Company's ability to support traffic demand. As of September 30, 2002,
                                    98% of the Company's clients were on the digital network, representing 89% of total traffic.


[logo]                                                Third Quarter 2002 Results

CAPEX breakdown                     CAPEX (R$ millions)  1Q02      2Q02     3Q02
                                    -------------------  ----      ----     ----

                                    Network               4.3      12.1     12.4
                                    IS/IT                 3.4       3.2     21.6
                                    Others                0.4       0.8      2.4
                                    T O T A L             8.1      16.1     36.4


Positive free cash flow             Free cash flow for the quarter was a
                                    positive R$74.3 million. Year-to-date free cash flow amounted to a positive R$217.9 million.

Debt payment schedule
                                                                % denominated in
                                    Year        R$ millions     foreign currency
                                    ----        -----------     ----------------

                                    2002            39.5              63%
                                    2003           308.8              81%
                                    2004           246.2              76%
                                    2005           280.3              81%
                                    2006            81.3             100%
                                    2007             0.1             100%


Financial ratios                  Ratios                        1Q02  2Q02  3Q02
                                  ------                        ----  ----  ----

                                  Net Debt/EBITDA (1) =          0.5   0.5   0.5
                                  Net Debt/Total Assets =        11%   12%   10%
                                  Interest Coverage Ratio (1) =  6.0   6.2   6.3
                                  Current Liquidity Ratio =      2.4   2.2   2.0

                                  (1) Last twelve months


Launch of New Plan                  Last September, Telemig Celular launched a
                                    new and innovative tariff plan commercially branded as "Plano Controle" (Control Plan).
                                    Through this plan, clients pay a fixed
                                    amount of R$29.00 per month, of which,
                                    R$5.40 is the monthly fee and R$23.60 are airtime credits.

                                    The credits that are not used in one month can be carried over to the next month, then, if not used, will expire. During the month, if the credits expire, the customer can activate prepaid calling cards and continue to place calls. This new plan positions customers between the prepaid and postpaid plans and Telemig Celular accounts for them in the postpaid subscribers base.

Outlook For the fourth quarter of 2002, Telemig Celular expects to maintain gross sales share at approximately the same level as the third quarter. Net additions are expected to come primarily from prepaid customers. ARPUs should remain stable for both postpaid and prepaid users. Bad debt level, as a percentage of net service revenues, is expected to be approximately 2.5% to 3.0% for the last quarter of the year.

                                    Telemig Celular expects mobile penetration, within the Company's concession area, to increase to 17% by year-end from the current level of 15%.

                                    Management has revised its total capital expenditures forecast for the year to approximately R$100 million. (Note: this estimate does not include any capital expenditures associated with network upgrades).

                     Additional information can be found at:

                        http://www.telemigholding.com.br











This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.


[logo]                                                Third Quarter 2002 Results

                                OPERATIONAL DATA

                                                     2001                                   2002
                                           ----------------------------------------------------------------------------   Var. %
                                           3rd Quarter  4th Quarter  1st Quarter  2nd Quarter  3rd Quarter      YTD     (3Q02/2Q02)
-----------------------------------------------------------------------------------------------------------------------------------
Licensed Pops (in millions)                      16.3         16.3         16.3         16.4         16.4         16.4        0.0%
-----------------------------------------------------------------------------------------------------------------------------------
Clients                                      1,531,224    1,670,146    1,675,424    1,731,839    1,808,600    1,808,600        4.4%
  Postpaid                                     744,925      746,070      711,524      678,730      656,279      656,279       -3.3%
  Prepaid                                      786,299      924,076      963,900    1,053,109    1,152,321    1,152,321        9.4%
-----------------------------------------------------------------------------------------------------------------------------------
MOU Incoming
  Postpaid                                          81           79           73           76           73           74       -3.5%
  Prepaid                                           64           62           53           52           53           53        2.8%
MOU Outgoing
  Postpaid                                          93          100           85           98          107           96        9.8%
  Prepaid                                           14           15           14           13           14           14        5.3%
-----------------------------------------------------------------------------------------------------------------------------------
Total Outgoing Traffic (Million of Minutes)      238.3        262.8        225.0        244.7        261.5        731.2        6.8%
Total Incoming Traffic (Million of Minutes)      322.3        336.4        311.3        315.0        321.3        947.6        2.0%
-----------------------------------------------------------------------------------------------------------------------------------
Average Revenue per User - ARPU (R$)                44           42           39           40           40           39       -0.6%
  Postpaid                                          67           65           64           68           70           67        2.9%
  Prepaid                                           22           22           20           21           21           21        3.1%
-----------------------------------------------------------------------------------------------------------------------------------
Service Revenues (R$ millions)
  Monthly Fee                                   43,334       47,012       47,065       45,095       46,261      138,421        2.6%
  Outgoing Traffic                              62,684       62,575       59,277       62,771       65,487      187,536        4.3%
  Incoming Traffic                              89,642       91,627       90,925       95,213       97,402      283,541        2.3%
  Other                                          8,056        7,611        9,793       10,441       10,872       31,107        4.1%
                                           ----------------------------------------------------------------------------------------
  TOTAL                                        203,716      208,826      207,060      213,521      220,023      640,605        3.0%
-----------------------------------------------------------------------------------------------------------------------------------
Churn-Annualized Rate                             34.1%        30.3%        42.9%        36.3%        36.6%        38.6%       0.3%
Cost of Acquisition (R$)                           128          129          100          107          100          102       -7.0%
Retention Costs (% of serv. net revenues)          5.4%         4.8%         6.2%         8.9%         9.0%         8.1%       2.1%
CAPEX (R$ millions)                               68.9         66.7          8.1         16.1         36.4         60.5      126.4%
-----------------------------------------------------------------------------------------------------------------------------------
Number of locations served                         288          290          290          290          306          306        5.5%
Number of cell sites                               695          706          704          705          712          712        1.0%
Number of switches                                  11           13           13           13           13           13        0.0%
-----------------------------------------------------------------------------------------------------------------------------------
Headcount                                        1,831        2,014        1,969        1,869        1,876        1,876        0.4%
Estimated Market Share                              71%          71%          71%          71%          68%          68%      -2.8%
-----------------------------------------------------------------------------------------------------------------------------------


[logo]                                                Third Quarter 2002 Results

                           INCOME STATEMENT (BR GAAP)

                                                                                                                (in R$ 000)
---------------------------------------------------------------------------------------------------------------------------
                                           2001                                   2002
                                 ----------------------------------------------------------------------------      Var. %
                                 3rd Quarter  4th Quarter  1st Quarter  2nd Quarter  3rd Quarter        YTD     (3Q02/2Q02)
---------------------------------------------------------------------------------------------------------------------------
Service Revenues-GROSS               261,756      265,195      263,892      271,030      282,444      817,366         4.2%
Equipment Revenues-GROSS              26,082       23,287       15,650       17,869       24,553       58,072        37.4%
---------------------------------------------------------------------------------------------------------------------------
Total Revenues-GROSS                 287,838      288,482      279,542      288,899      306,997      875,438         6.3%
Taxes                                (62,624)     (60,497)     (59,793)     (60,836)     (67,105)    (187,734)       10.3%
Service Revenues-NET                 203,716      208,826      207,060      213,521      220,023      640,604         3.0%
Equipment Revenues - NET              21,498       19,159       12,689       14,542       19,869       47,100        36.6%
---------------------------------------------------------------------------------------------------------------------------
Total Revenues-NET                   225,214      227,985      219,749      228,063      239,892      687,704         5.2%

Cost of Services                      47,547       52,498       50,226       50,505       50,927      151,658         0.8%
Cost of Equipment                     23,598       20,245       12,688       15,566       21,659       49,913        39.1%
Selling & Marketing Expenses          42,592       45,583       33,884       42,560       47,159      123,603        10.8%
Bad Debt Expense                       7,955        6,236        6,869        5,195        2,940       15,004       -43.4%
General & Administrative Expenses     15,293       (5,525)      17,339       17,063       18,478       52,880         8.3%
---------------------------------------------------------------------------------------------------------------------------

EBITDA                                88,229      108,948       98,743       97,174       98,729      294,646         1.6%
  %                                     43.3%        52.2%        47.7%        45.5%        44.9%        46.0%       -1.4%

Depreciation & Amortization           42,920       44,828       47,086       47,042       52,200      146,328        11.0%
Interest Expense (1)(2)               22,359        6,863       22,032       18,127       29,689       69,848        63.8%
Interest Income                      (55,120)      30,378      (19,497)     (81,807)    (179,757)    (281,061)      119.7%
Foreign Exchange Loss (2)             68,482      (63,261)         716      106,967      210,396      318,079        96.7%
Others                                 2,226        2,170        3,771        7,074        1,716       12,561       -75.7%
Income Taxes                          (2,921)      25,810       12,203       (6,466)     (11,040)      (5,303)       70.7%
Minority Interests                     2,555       10,913        5,231       1,1025         (675)       5,581      -165.9%
---------------------------------------------------------------------------------------------------------------------------

Net Income                             7,728       51,248       27,201        5,212       (3,800)      28,613     -172.9%
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Earnings per thousand shares (R$)      0.023        0.152        0.081        0.015       (0.011)       0.084     -172.9%
Earnings per ADS (R$)                  0.459        3.045        1.616        0.306       (0.223)       1.681     -172.9%
---------------------------------------------------------------------------------------------------------------------------


(1) Interest paid: 3Q01 - R$8,455 thousand; 4Q01 - R$27,242 thousand; 1Q02 - R$7,665 thousand; and 2Q02 - R$20,112 thousand:; and 3Q02 - R$8,927 thousand.

(2) 1Q02 and 2Q02 amounts relate to foreign exchange losses on the debt portion denominated in the currency basket index from the BNDES which were adjusted (debit in the interest expense account/credit in the foreign exchange loss account). The amounts adjusted were R$255 thousand and R$15,316 thousand for 1Q02 and 2Q02, respectively.



[logo]                                                Third Quarter 2002 Results

                             BALANCE SHEET (BR GAAP)


                                                                                                 (in R$ 000)
------------------------------------------------------------------------------------------------------------
                            Q3-2002     Q2-2002                                        Q3-2002       Q2-2002
------------------------------------------------------------------------------------------------------------
Current Assets                                      Current Liabilities
Cash & cash equivalents     543,783     483,149     Loans & Financing                  239,448       181,316
Accounts Receivable         110,906     111,603     Loan Interest                       22,070         9,555
Taxes Receivable             75,382      60,592     Suppliers                           55,538        40,664
Other Assets                 38,376      33,785     Taxes Payable                       34,256        24,813
                          ---------------------     Dividends                            9,142         5,762
                            768,447     689,129     Other Current Liabilities           27,571        46,710
                                                                                     -----------------------
                                                                                       388,025       308,820

Long-term Assets            427,833     284,448     Loans & Financing                  716,094       577,397

Deferred Assets                 -           -       Other Long-term Liabilities         19,975        22,496

Plant & Equipment           759,749     769,992     Minority Interest                   84,314        88,128

                                                    Shareholders' Equity               747,621       746,728
------------------------------------------------------------------------------------------------------------
                          1,956,029    1,743,569                                     1,956,029     1,743,569
------------------------------------------------------------------------------------------------------------

Note: During the 3Q02, the Company accounted for the reversal of expired dividends in the amount of R$288 thousand. The reversal was registered under Retained Earnings in the Shareholders' Equity account.


                             DEBT POSITION (BR GAAP)

                                                               (in R$ 000)
--------------------------------------------------------------------------
                                                  3Q02
                               -------------------------------------------
     Debt                        R$          US$      Currency      Total
                                                    Basket Index
--------------------------------------------------------------------------
Short term                      57,940     152,953      28,555     239,448

Long Term                      125,537     517,871      72,686     716,094

--------------------------------------------------------------------------
Total                          183,477     670,824     101,241     955,542
--------------------------------------------------------------------------


[logo]                                                Third Quarter 2002 Results

                               CASH FLOW (BR GAAP)

                                                                        (R$ 000)
--------------------------------------------------------------------------------
                                                               3Q02        YTD
================================================================================
Operating Activities
Net income (loss)                                             (3,800)    28,613
Adjustments to reconcile net income (loss) to net cash
provided by operating cash activities
 Depreciation and amortization                                52,200    146,328
 Monetary variation and foreign exchange loss (principal)    208,554    319,050
 Unrealized income on hedging operations                    (148,629)  (208,527)
 Deferred income taxes and social charges                     (4,456)   (19,122)
 Minority interest                                              (675)     5,581
 Other                                                        (6,628)    (6,107)
Changes in operating assets and liabilities                   11,863     (7,014)
                                                            --------   --------
Net cash provided by operating activities                    108,429    258,802
================================================================================
Investing Activities
 Proceeds from sale of property, plant and equipment             760      1,855
 Investment acquisition                                         --         (100)
 Capital expenditures                                        (36,392)   (60,521)
                                                            --------   --------
Net cash used in investing activities                        (35,632)   (58,766)
================================================================================
Financing Activities
 Amortization of loans                                       (11,725)   (43,906)
 Payment of dividends and interest on capital                   (438)   (29,649)
                                                            --------   --------
Net cash provided by financing activities                    (12,163)   (73,555)
================================================================================
Net increase (decrease) in cash and cash equivalents          60,634    126,481
================================================================================
Cash and cash equivalents, beginning of the period           483,149    417,302
--------------------------------------------------------------------------------
Cash and cash equivalents, end of the period                 543,783    543,783
--------------------------------------------------------------------------------



[logo]                                                Third Quarter 2002 Results

                           GLOSSARY OF KEY INDICATORS

I) Average Customers

a) Average customers - monthly

           Sum of customers at the beginning and the end of the month
           ----------------------------------------------------------
                                        2
b) Average customers - quarterly and year to date

            Sum of the average customers for each month of the period
            ---------------------------------------------------------
                         Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly

                             Sum of deactivations /
         Sum of average monthly opening customers for the 3 months x 12
         ---------------------------------------------------------
                                        3

b) Churn % - year to date

                               YTD deactivations /
     Sum of avg monthly opening customers since beginning of the year x 12
     ----------------------------------------------------------------
                         Number of months in the period

III) MOU - Minutes of Use (Monthly)

                Number of total billable minutes for the period /
                        Average customers for the period
                -------------------------------------------------
                         Number of months in the periods

IV) ARPU - Average Revenue per User

       Net service revenues for the period (excluding roaming-in revenues)
       -------------------------------------------------------------------
                        Average customers for the period

V) Customer Acquisition Cost

 (Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
          Commissions, Handsets subsidies, Advertising and promotions,
        FISTEL tax (activation tax), less Activation fee for the period)
        ----------------------------------------------------------------
                    Number of gross activations in the period

VI) Free Cash Flow

       Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses*
               - Minority Interests - Working Capital Variation)
* Considers interest paid.

VII) Working Capital Variation

       Working Capital Variation = ( (DELTA) Current Assets - (DELTA) Cash
 & Cash Equivalents ) - ((DELTA) Current Liabilities - (DELTA) Short Term Loans and Financing - (DELTA) Loan Interest - (DELTA) Dividends)

VIII) Interest Coverage Ratio

                Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

[logo]                                                Third Quarter 2002 Results
                                                                              11